SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                             FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  0-11011


                             CB FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

                                One Jackson Square
                             Jackson, Michigan  49201
                                  (517)788-2706

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, par value $7.50 per share
             Title of each class of securities covered by this Form


                                       None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]           Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12h-3(b)(1)(i)    [ ]           Rule 15d-6             [ ]

Approximate number of holders of record as of the certification or notice date:

     Common Stock, par value $7.50 per share:     1

Pursuant to requirements of the Securities Exchange Act of 1934, CB Financial Corporation has caused this certification/notice to be signed by the undersigned duly authorized person.


July 1, 1997                             BY:  /S/ THOMAS W. GALLAGHER
                                              Thomas W. Gallagher
                                              Secretary